Exhibit 99.1

Tencent Music Entertainment Group to Hold Annual General Meeting on November 18, 2020

SHENZHEN, China, Sept. 30, 2020 /PRNewswire/ --Tencent Music Entertainment Group ("Tencent Music", "TME", or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced that it will hold its annual general meeting of shareholders (the "AGM") at the Hong Kong Club Building, 8th Floor, 3A Chater Road, Central, Hong Kong on November 18, 2020 at 10:00 a.m. – 11:00 a.m. (Hong Kong Time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on October 9, 2020 (Eastern Standard Time) as the record date (the "Record Date") for determining the shareholders entitled to receive notice of, and to attend, the AGM or any adjournment or postponement thereof.

Holders of record of the Company's Class A, or Class B ordinary shares, par value US$0.000083 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company's ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may access the Company’s 2019 annual report on the Company’s investor relations website at https://ir.tencentmusic.com as well as the SEC’s website at http://www.sec.gov. Shareholders and ADS holders may also obtain a hard copy of the Company’s 2019 annual report containing the audited consolidated financial statements, free of charge, by sending an email to ir@tencentmusic.com.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 883606

SOURCE Tencent Music Entertainment Group